Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711

www.mayerbrown.com

Julie A. Gillespie

Direct Tel +1 312 701 7132
Direct Fax +1 312 706 8328

jgillespie@mayerbrown.com

June 24, 2013

Via EDGAR/Courier
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Arthur Sandel

Re:	CDF Funding, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 3, 2103 File Nos. 333-189041; 333-189041-01

On behalf of CDF Funding, Inc. (the “Registrant”) and in response to oral comments from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on June 3, 2013.

The Registrant’s responses to the oral comments are set forth below. For ease of reference, a summary of the Staff’s oral comments has been presented in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Oral Comment 1

1.	The Staff has asked where the disclosure indicates whether and to what extent any receivables deviate from the disclosed underwriting criteria in accordance with Item 1111(a)(8) of Regulation AB.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Response

In response to this comment, we have added language on page S-33 of the prospectus supplement indicating that the Registrant has not identified any receivables included in the trust portfolio that deviate from the disclosed underwriting criteria. We have also added bracketed text indicating that the additional disclosure required by 1111(a)(8) will be included in any future prospectus supplement to the extent any assets in the pool deviate from the disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets, or any assets in the sample or assets otherwise known to deviate if only a sample was reviewed.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Julie A. Gillespie at (312) 701-7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie

Julie A. Gillespie

cc:	Michael P. Paolillo